Exhibit 99.1

Sinovac to Transfer Stock Exchange Listing to NASDAQ Global Market

BEIJING, Nov. 3 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, announced today that it will voluntarily transfer its stock exchange listing from the NYSE Amex to the NASDAQ Global Market.

It is anticipated that Sinovac's common shares will commence trading on NASDAQ on or about November 16, 2009. Sinovac will continue to trade under the ticker symbol "SVA."

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, stated, "The transfer of our stock listing to NASDAQ demonstrates our continued focus on creating shareholder value. We appreciate the support that the NYSE Amex has provided over the years. However, we believe a NASDAQ listing will provide Sinovac with opportunities to increase investor and analyst interest and provide our investors with a better environment for trading our shares. In addition, as NASDAQ is globally recognized as a leading exchange for biopharmaceutical companies, we believe a NASDAQ listing will also place us in the same marketplace as our peers."

"NASDAQ is the home of innovative biotech and healthcare companies and we are proud to welcome Sinovac, a pioneer in Chinese biotech and engineer of China's homegrown H1N1 vaccine," said Mr. Bob McCooey, Senior Vice President and Head of Global Listing of NASDAQ OMX Group.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products, including Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza), Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), and PANFLU.1(TM), Sinovac's H1N1 vaccine, have already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis, and human rabies. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors:
     Amy Glynn/Stephanie Carrington
     The Ruth Group
     Tel:   +1-646-536-7023/7017
     Email: aglynn@theruthgroup.com
                scarrington@theruthgroup.com

    Media:
     Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7033
     Email: jmccargo@theruthgroup.com